SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 1999


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   /x/      Form 40-F   / /


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes         /x/      No          /x/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation and DaimlerChrysler AG (Registration Statement Nos. 333-10366 and 333-9328.)

     The following exhibits are filed as part of this report on Form 6-K:

                      Description                           Exhibit No.
            Form of underwriting agreement                      1.2
            Form of fixed rate note                             4.4
            Form of floating rate note                          4.5

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DaimlerChrysler AG


                                         By:  /s/ R.D. Houtman
                                              --------------------------
                                              Name:  R.D. Houtman
                                              Title: Prokurist


Dated:  August 23, 1999                  By:  /s/ H.E. Leese
                                              --------------------------
                                              Name:  H.E. Leese
                                              Title: Prokurist